Exhibit 99.1

I-Mab Strengthens Senior Executive Team with New Chief Financial Officer and Chief Strategy

Officer Appointments

-	Industry veteran John Long appointed as CFO to lead I-Mab’s global corporate finance and capital market activities

-	Jielun Zhu named as CSO to focus on corporate strategy, strategic partnerships and transactions, and corporate ventures

-	The new appointments bring significant global biopharmaceutical financial and commercial experience to I-Mab that is well positioned to transform into a global biopharma company

SHANGHAI, China and GAITHERSBURG, MD. November 1, 2021 – I-Mab (the “Company”) (Nasdaq: IMAB), a clinical-stage biopharmaceutical company committed to the discovery, development, and commercialization of novel biologics, today announced the appointment of John Long as the Company’s Chief Financial Officer and Jielun Zhu as the Company’s Chief Strategy Officer, both effectively immediately. The two appointments will further strengthen the Company’s senior executive team, positioning I-Mab well for its transformation into a global biopharma company.

John Long will report to Dr. Jingwu Zang, Founder and Chairman of I-Mab. He will join I-Mab’s Board of Directors when the approval process is completed. Mr. Long is a seasoned business executive with more than 20 years of leadership experiences and strong track record in financial management, strategic planning, fundraising and capital market transactions. He had served as CFO or Senior Vice President of Finance for a wide range of healthcare companies including the WuXi AppTec Group, WuXi NextCODE Genomics Inc., Genecast Biotechnology Co., Inc., and StemiRNA Therapeutics Co., Ltd. In addition, Mr. Long also took on senior financial management positions at large multi-national corporations including Willis International, Tyco (Asia and China), as well as Lucent Technologies. In his previous roles, Mr. Long had gained deep experience in leading go-private transaction, the global restructuring and pre-IPO private placement process as well as preparations for A-share IPO. He received his Master of Business Administration degree from the Wharton School of the University of Pennsylvania and Bachelor of Arts degree from the University of International Business and Economics in Beijing.

Mr. Long will oversee the Company’s global finance team and lead capital markets activities (including dual listing efforts), investor relations and all aspects of financial management. He joins I-Mab as it pivots from an R&D-driven biotech towards a fully integrated biopharma company, where his extensive experience in managing complex operations at large corporations will be highly valuable.

Mr. Jielun Zhu, the Company’s current CFO, has been appointed Chief Strategy Officer (CSO), effective immediately. Mr. Zhu joined I-Mab in August 2018 and has become an integral member of the executive team. He led the Company’s major financing activities including the NASDAQ IPO, the PIPE transaction in 2020, and built an effective finance system capable of supporting I-Mab’s next phase of growth. In his new role as CSO, Mr. Zhu will be responsible for planning and execution of corporate development strategy, strategic initiatives (including global partnerships, strategic investments and potential M&A) and venture activities. He will also support Mr. Long during a transition period.

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com

“John is a proven finance leader with an amazing array and depth of experience both in and beyond the healthcare industry,” said Dr. Jingwu Zang, Founder, Chairman and Director of the Company. “As we are preparing for the commercialization of our innovative late-stage assets and entering another critical phase for the Company, John’s rich technical expertise in finance and deep management insight make him a great addition to our team. I would also like to express my heartfelt gratitude to Jielun for his tremendous contributions over the last three years as CFO to bring the Company to where we are today. I am so pleased that Jielun is now able to focus on longer-term strategic planning as we move ahead towards a global biopharma.”

“With a stellar leadership team and an inspiring vision, I-Mab is in a unique position to accelerate the delivery of its innovative medicines to meet the urgent unmet medical needs around the world. Joining I-Mab at this value inflection point is a once-in-a-lifetime opportunity for me. I look forward to working with the I-Mab team to help grow the Company and support its transformation from a biotech to a global biopharma,” said Mr. Long.

“I’m very excited to have John take over as CFO as his skill sets and experiences meet I-Mab’s growing needs perfectly,” said Mr. Zhu. “As an established member of the team, I warmly welcome John to the Company and look forward to embarking on a new endeavor to accelerate I-Mab’s growth to the next level in my new capacity as CSO.”

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About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on discovery, development and soon, commercialization of novel or highly differentiated biologics in the therapeutic areas of immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to transition from a clinical stage biotech company toward a fully integrated global biopharmaceutical company with cutting-edge R&D capabilities, world-class GMP manufacturing facilities and commercial capability. I-Mab has established its global footprint in Shanghai (headquarters), Beijing, Hangzhou, Guangzhou, Lishui and Hong Kong in China, and Maryland and San Diego in the United States. For more information, please visit http://ir.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter and WeChat.

Forward Looking Statements

This press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “anticipate” and “expected.” Forward-looking statements are based on I-Mab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in filings with the U.S. Securities and Exchange Commission. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com

I-Mab Contacts

John Long Chief Financial Officer john.long@i-mabbiopharma.com +86 21 6057 8000	Gigi Feng Chief Communications Officer gigi.feng@i-mabbiopharma.com +86 21 6057 8000

Investor Inquiries

The Piacente Group, Inc. Emilie Wu E-mail: emilie@thepiacentegroup.com Office line: +86 21 6039 8363

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com